UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 2)*

Brightpoint, Inc.
(Name of Issuer)
Common Stock, $.01 par value per share
(Title of Class of Securities)
109473405
(CUSIP Number)
December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 109473405	13G	Page 2 of 3 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chilton Investment Company, LLC 87-0742367
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 5,829,094
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 5,829,094
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,829,094
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.5%
12.	TYPE OF REPORTING PERSON (See Instructions) IA

CUSIP No. 109473405	13G	Page 3 of 3 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on February 12, 2010 by Chilton Investment Company, LLC (the “Reporting Person”) with respect to the Common Stock, $.01 par value per share (the “Common Stock”), of Brightpoint, Inc., an Indiana corporation (the “Schedule 13G”), as amended by Amendment No. 1 to the Schedule 13G filed on February 14, 2011, is hereby amended by this Amendment No. 2 to the Schedule 13G to report a change in the information reported in the Schedule 13G.  The Schedule 13G is hereby amended as follows:

Item 4 is hereby amended and restated in its entirety to read:

Item 4.	Ownership.
(a) Amount beneficially owned: 5,829,094 shares
(b) Percent of class: 8.5%
(c) Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote:  5,829,094
(ii)          Shared power to vote or to direct the vote:  0
(iii)         Sole power to dispose or to direct the disposition of:  5,829,094
(iv)         Shared power to dispose or to direct the disposition of:  0

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           February 14, 2012

Chilton Investment Company, LLC

By:	/s/ James Steinthal
	Name:	James Steinthal
	Title:	Executive Vice President